EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Tower Bank & Trust Company, an Indiana banking corporation

Tower Trust Company, an Indiana corporation

Tower Capital Trust 2, a Delaware statutory business trust

Tower Capital Trust 3, a Delaware statutory business trust

SUBSIDIARIES OF THE BANK

Tower Capital Investments, Inc. a Nevada investment subsidiary

Tower Funding Corporation, a Maryland Real Estate Investment Trust (REIT) and subsidiary of Tower Capital